December 5, 2005

Ms. Kathleen Collins

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington D.C., 20549-0305

U.S.A.

Re:	Konami Corporation
Form 20-F for the year ended March 31, 2005
File No. 001-31452

Dear Ms. Collins:

Set forth below are our responses to the comments of the staff of the Securities and Exchange Commission (the “SEC”) in your letter dated November 7, 2005, with respect to the annual report on Form 20-F of Konami Corporation (“Konami” or the “Company”) for the year ended March 31, 2005. For your convenience, we have included the text of the staff’s comments below and have keyed our responses accordingly.

1.	We note your response to our prior comment where you indicate that the Company offers certain rights in connection with cooperative advertising programs. Please describe the rights and the cooperative advertising programs in reasonable detail and address the impact these rights have on revenue recognition, if any.

Response:

Cooperative advertising programs are arrangements in which Konami bears a certain portion of expenses incurred by the distributors in connection with the promotion and advertising of Konami’s game software products. Upon the distributors’ request, Konami, after a detailed review of the expense items and approval process, allows distributors to retain a portion of the sale price for advertising purposes. The distributors have no further rights other than to these cooperative advertisement payments. Konami recognizes such discounts as contra-revenue in accordance with EITF 01-09, as it does not receive an identifiable benefit and the fair value of the benefit cannot be reasonably estimated. Cooperative advertising programs are negotiated separately for each individual game title with each qualifying distributor. Revenue is recognized at the time of invoice and the related allowance is generally recognized based on historical trends. In cases where we have agreed to pre-determined rates with the distributors, the allowances are recognized based on those rates. The total amount recognized as contra-revenue under cooperative advertising programs in the fiscal year ended March 31, 2005 was 0.79 % of our total revenue in the Computer & Video Games segment.

2.	We further note from your response that in the U.S. and Europe, the Company offers limited protection against subsequent price declines. Tell us whether there are any uncertainties regarding your ability to maintain your prices in these arrangements. Also, tell us whether the Company reserves for price protection up to the maximum amount allowed for price protection and whether the Company grants concessions beyond the maximum amount. Specifically address your consideration of paragraph 30 of SOP 97-2 in your response.

Response:

Because we are able to reasonably estimate the impact of price protection on our prices and there is no significant uncertainty regarding our ability to maintain our prices, we have concluded that our price protection arrangement fees are fixed and determinable. We recognize allowances for price protection at the time of sale as a reduction to revenue based on historical trends. However, in cases where there are specific rates agreed with distributors, we reserve for the maximum amount allowed under the agreement. Konami has not granted any concessions beyond the maximum amounts allowed under our price protection arrangements. The total amount recognized as contra-revenue under price protection arrangements in the fiscal year ended March 31, 2005 was 1.45 % of our total revenue in the Computer & Video Games segment.

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Konami acknowledges that:

•	Konami is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and

•	Konami may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions about this response letter, please contact, by fax or by e-mail, Noriaki Yamaguchi (fax: +81-3-5220-9905; e-mail: yn.66471@konami.com) or Junichi Motobayashi (e-mail: mj.96000@konami.com).

Very truly yours,

/s/ Noriaki Yamaguchi
Noriaki Yamaguchi
Representative Director and Chief Financial Officer
Konami Corporation

cc:	David Edgar
(Securities and Exchange Commission)

John D. Young, Jr.
Andrew Winden
Kenji Taneda
(Sullivan & Cromwell LLP)

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